Exhibit 99.1

SNDL to Announce Second Quarter 2025 Financial Results on July 31, 2025

EDMONTON, AB, July 10, 2025 /CNW/ - SNDL Inc. (Nasdaq: SNDL) (CSE: SNDL) ("SNDL") announced today that it will release its second quarter 2025 financial results for the period ended June 30, 2025, before market opens on Thursday, July 31, 2025.

Following the release of its second quarter results, SNDL will host a conference call and webcast at 10:00 a.m. EDT (8:00 a.m. MDT) on July 31, 2025.

WEBCAST ACCESS

To access the live webcast of the call, please visit the following link:

https://edge.media-server.com/mmc/p/3q3tisco

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL) (CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf and Superette. With products available in licensed cannabis retail locations nationally, SNDL's consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/sndl-to-announce-second-quarter-2025-financial-results-on-july-31-2025-302502652.html

SOURCE SNDL Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2025/10/c2009.html

%CIK: 0001766600

For further information: For more information: Tomas Bottger, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 16:30e 10-JUL-25